February 19, 2010

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Kyle Moffatt, Accountant Branch Chief
U.S. Securities & Exchange Commission
100 F. Street, N.E.
Washington, D. C. 20549

Re: Artfest International, Inc. Filing Responses

Dear Ms. Jacobson:

We are in receipt of your letter dated February 17, 2010 for which you request certain amendments be made to each of our Form 10-KSB for the fiscal year ended December 31, 2008, Form 10-Q for the Quarter Ended March 31, 2009, Form 10-Q for the Quarter Ended June 30, 2009, and Form 8-K filed October 30, 2009.

Please be advised that Artfest International, Inc. (“Artfest”) acknowledges that these amendments be made and that Artfest is committed to completing this in a timely manner.

Artfest and its auditors are currently in the process of completing our Form 10-K for the fiscal year ended December 31, 2009, which is due on or before April 15, 2010, and as a result, a lot of our resources have been allocated towards this filing. Therefore, we respectfully request that we are granted an extension to make these necessary changes and have these amendments filed on or before April 15, 2010 as well so as to ensure the completeness and accuracy of all of our filings.

We are truly grateful for the assistance you have provided us in this regard. Please do not hesitate to contact me via e-mail at email at evakser@artfestinternational.com or by phone at (214) 274-2420 if you should have any questions or comments. Thank you again for all of your assistance.

Sincerely,

Edward Vakser
Chairman & CEO
Artfest International, Inc.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS